UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Houston Wire & Cable Company
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

44244K109
(CUSIP Number)

May 25, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 44244K109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles A. Sorrentino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,304,438

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,304,438

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,438

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)                                  Name of Issuer:

Houston Wire & Cable Company

(b)                                 Address of Issuer’s Principal Executive Offices:

10201 North Loop East, Houston, Texas 77029

Item 2.

(a)                                  Name of Person Filing:

Charles A. Sorrentino

(b)                                 Address or Principal Business Office or, if None, Residence:

2920 Cason Street, Houston, TX  77005

(c)                                  Citizenship:

United States of America

(d)                                 Title of Class of Securities:

Common stock, $0.001 par value per share

(e)                                  CUSIP No.:

44244K109

Item 3.   If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

(a)           Amount beneficially owned:  1,304,438 shares

(b)           Percent of class:  6.2%

(c)           Number of shares as to which the person has

(i)            Sole power to vote or direct the vote:  1,304,438 shares

(ii)           Shared power to vote or direct the vote:  None

(iii)          Sole power to dispose or direct the disposition:  1,304,438 shares

(iv)          Shared power to dispose or direct the disposition:  None

Item 5.   Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.   Identification and Classification of Members of the Group.

Not applicable

Item 9.   Notice of Dissolution of Group.

Not applicable

Item 10.   Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       May 25, 2007

/s/ Charles A. Sorrentino
Charles A. Sorrentino, an individual